Exhibit 1

NEWS RELEASE
LACLEDE GAS


                                     Contact:  Richard N. Hargraves
                                               (314) 342-0652
FOR IMMEDIATE RELEASE
April 20, 2001

     Laclede Gas seeks approval of weather mitigation plan

     ST. LOUIS, MO, April 20, 2001 - Laclede Gas Company (NYSE:LG) is seeking regulatory approval of a plan that would protect Laclede's 633,000 natural gas customers from weather-related fluctuations in their bills and stabilize the Company's annual revenues.

     The plan Laclede filed today with the Missouri Public Service Commission would mitigate the volatile effects of weather by basing a portion of customers' winter bills on usage associated with normal weather and adjusting to offset the impact of temperatures that are colder or warmer than normal. Laclede's current gas distribution rates are tied directly to weather, and Laclede's revenues increase or decrease depending on colder- or warmer-than-normal weather.

     "We are looking for ways to reduce the volatility in customers' bills, which hit home in very clear terms during this past winter," said Richard Hargraves, Laclede's Director of Corporate Communications. "We were faced with a combination of unseasonably cold winter weather and sharply higher wholesale gas costs. So customers were using much more natural gas to heat their homes, while higher wholesale gas prices were being passed through to customers."

     Weather clauses are working successfully elsewhere in the country, Hargraves said. Approximately 40 natural gas utilities in more than 20 states or Canadian provinces have weather clauses, according to a recent survey conducted by the American Gas Association.

     "Some companies have had weather clauses since 1980, although the average time companies have been operating under weather clauses is more than eight years," Hargraves said.

     The weather adjustment would apply to Laclede's distribution costs, that portion of a customer's bill that covers Laclede's costs of operating and maintaining its 15,000-mile distribution system and storage facilities. It would apply to residential, commercial and industrial customers. But it would not affect wholesale gas costs - the costs of acquiring enough gas to meet customer needs and transporting it from production fields to Laclede's service area. These costs would remain covered by Laclede's Purchased Gas Adjustment, which passes through to customers increases and decreases in these wholesale gas costs.

     Laclede already has received PSC approval of its hedging plan for the coming winter, and the Company has proposed other measures designed to reduce the volatile impact on customers' bills of wholesale price changes.

     By stabilizing Laclede's revenues, the weather clause would allow Laclede to cover what are primarily fixed costs that do not fluctuate with the weather while still providing the Company's shareholders with a fair return on investment.

     Laclede Gas is the largest natural gas distribution company in Missouri, serving 633,000 customers in St. Louis and surrounding counties in eastern Missouri.